ANNOUNCEMENTS

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom

Update — Routine announcements in the period from
3 August to 1 September 2015

1 September 2015

National Grid plc (National Grid)

Voting Rights and Capital Update

National Grid’s registered capital as at 31 August 2015 consisted of 3,920,681,669 ordinary shares, of which, 177,203,978 were held as treasury shares; leaving a balance of 3,743,477,691 shares with voting rights.

The figure of 3,743,477,691 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid under the FCA Disclosure and Transparency Rules.

Contact: D Whincup, Company Secretarial Assistant, (0207 004 3209).

BLOCK LISTING SIX MONTHLY RETURN
National Grid plc

Date: 1 September 2015

Name of applicant:	National Grid plc

Name of scheme:	Employee Share Schemes

Period of return:	From: 1 March 2015 To: 31 August 2015

Balance of unallotted securities under scheme(s) from previous return:	1,289,177

Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):	NIL

Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):	NIL

Equals: Balance under scheme(s) not yet issued/allotted at end of period:	1,289,177

Name of contact:  Robin Kerner
Telephone number of contact:  0207 004 3223

27 August 2015

National Grid plc (‘National Grid’ or ‘NG’)
National Grid Electricity Transmission plc
National Grid Gas plc
NGG Finance plc

Publication of Annual Reports and Accounts — Group Companies With Listed Debt

In June 2015, in accordance with Listing Rule 9.6.1, National Grid confirmed it had issued its Annual Report to shareholders and had made them available for public inspection at the UK Listing Authority’s document viewing facility — the National Storage Mechanism (NSM) — situated at:

www.morningstar.co.uk/uk/NSM

We confirm that the Annual Reports in respect of the following NG Group subsidiary companies with listed bonds have been issued to shareholders.

National Grid Electricity Transmission plc
National Grid Gas plc
NGG Finance plc

In accordance with Listing Rule 17.3.1, we confirm that copies of the above Annual Reports have also been submitted to and will shortly be available for public inspection at the NSM.

Copies of the all the above documents are also available electronically on the NG website at:

www.nationalgrid.com

Contact: David Whincup, Company Secretarial Assistant (020 7004 3209)

25 August 2015

National Grid plc (National Grid)

Transaction in Own Shares

National Grid announces that it has purchased the following number of its ordinary shares of 11 17/43p each on the London Stock Exchange.

Date of purchase:	25 August 2015

Number of ordinary shares purchased:	1,533,500

Price paid per share (pence):	841.9484

National Grid intends to hold the purchased shares in treasury.

Following the purchase of these shares, National Grid holds 177,251,933 of its ordinary shares in treasury and has 3,743,429,736 ordinary shares in issue (excluding treasury shares).

Contact: D Whincup, Company Secretarial Assistant, (0207 004 3209).

24 August 2015

National Grid plc (National Grid)

Transaction in Own Shares

National Grid announces that it has purchased the following number of its ordinary shares of 11 17/43p each on the London Stock Exchange.

Date of purchase:	24 August 2015

Number of ordinary shares purchased:	1,250,000

Price paid per share (pence):	827.0089

National Grid intends to hold the purchased shares in treasury.

Following the purchase of these shares, National Grid holds 175,718,433 of its ordinary shares in treasury and has 3,744,963,236 ordinary shares in issue (excluding treasury shares).

Contact: D Whincup, Company Secretarial Assistant, (0207 004 3209).

21 August 2015

National Grid plc (National Grid)

Transaction in Own Shares

National Grid announces that it has purchased the following number of its ordinary shares of 11 17/43p each on the London Stock Exchange.

Date of purchase:	21 August 2015

Number of ordinary shares purchased:	1,000,000

Price paid per share (pence):	869.3271

National Grid intends to hold the purchased shares in treasury.

Following the purchase of these shares, National Grid holds 174,468,433 of its ordinary shares in treasury and has 3,746,213,236 ordinary shares in issue (excluding treasury shares).

Contact: D Whincup, Company Secretarial Assistant, (0207 004 3209).

20 August 2015

National Grid plc (National Grid)

Transaction in Own Shares

National Grid announces that it has purchased the following number of its ordinary shares of 11 17/43p each on the London Stock Exchange.

Date of purchase:	20 August 2015

Number of ordinary shares purchased:	750,000

Price paid per share (pence):	874.5163 pence

National Grid intends to hold the purchased shares in treasury.

Following the purchase of these shares, National Grid holds 173,468,433 of its ordinary shares in treasury and has 3,747,213,236 ordinary shares in issue (excluding treasury shares).

Contact: C James, Company Secretarial Assistant, (0207 004 3116).

19 August 2015

National Grid plc (National Grid)

Transaction in Own Shares

National Grid announces that it has purchased the following number of its ordinary shares of 11 17/43p each on the London Stock Exchange.

Date of purchase:	19 August 2015

Number of ordinary shares purchased:	750,000

Price paid per share (pence):	876.7601

National Grid intends to hold the purchased shares in treasury.

Following the purchase of these shares, National Grid holds 172,718,433 of its ordinary shares in treasury and has 3,747,963,236 ordinary shares in issue (excluding treasury shares).

Contact: M Barnes, Company Secretarial Assistant (0207 004 3325).

18 August 2015

National Grid plc (National Grid)

Transaction in Own Shares

National Grid announces that it has purchased the following number of its ordinary shares of 11 17/43p each on the London Stock Exchange.

Date of purchase:	18 August 2015

Number of ordinary shares purchased:	500,000

Price paid per share (pence):	878.0612 pence

National Grid intends to hold the purchased shares in treasury.

Following the purchase of these shares, National Grid holds 171,968,433 of its ordinary shares in treasury and has 3,748,713,236 ordinary shares in issue (excluding treasury shares).

Contact: C James, Company Secretarial Assistant, (0207 004 3116).

17 August 2015

National Grid plc (National Grid)

Transaction in Own Shares

National Grid announces that it has purchased the following number of its ordinary shares of 11 17/43p each on the London Stock Exchange.

Date of purchase:	17 August 2015

Number of ordinary shares purchased:	500,000

Price paid per share (pence):	874.8436

National Grid intends to hold the purchased shares in treasury.

Following the purchase of these shares, National Grid holds 171,468,433 of its ordinary shares in treasury and has 3,749,213,236 ordinary shares in issue (excluding treasury shares).

Contact: M Barnes, Company Secretarial Assistant (0207 004 3325).

12 August 2015

National Grid plc (National Grid)

Transaction in Own Shares

National Grid announces that it has purchased the following number of its ordinary shares of 11 17/43p each on the London Stock Exchange.

Date of purchase:	12 August 2015

Number of ordinary shares purchased:	750,000

Price paid per share (pence):	852.8375 pence

National Grid intends to hold the purchased shares in treasury.

Following the purchase of these shares, National Grid holds 170,968,433 of its ordinary shares in treasury and has 3,749,713,236 ordinary shares in issue (excluding treasury shares).

Contact: C James, Company Secretarial Assistant, (0207 004 3116).

11 August 2015

National Grid plc (National Grid)

Transaction in Own Shares

National Grid announces that it has purchased the following number of its ordinary shares of 11 17/43p each on the London Stock Exchange.

Date of purchase:	11 August 2015

Number of ordinary shares purchased:	750,000

Price paid per share (pence):	854.1126

National Grid intends to hold the purchased shares in treasury.

Following the purchase of these shares, National Grid holds 170,218,433 of its ordinary shares in treasury and has 3,750,463,236 ordinary shares in issue (excluding treasury shares).

Contact: M Barnes, Company Secretarial Assistant, (0207 004 3325).

7 August 2015

National Grid plc (National Grid)

Transaction in Own Shares

National Grid announces that it has purchased the following number of its ordinary shares of 11 17/43p each on the London Stock Exchange.

Date of purchase:	7 August 2015

Number of ordinary shares purchased:	500,000

Price paid per share (pence):	859.1781

National Grid intends to hold the purchased shares in treasury.

Following the purchase of these shares, National Grid holds 169,468,433 of its ordinary shares in treasury and has 3,751,213,235 ordinary shares in issue (excluding treasury shares).

Contact: D Whincup, Company Secretarial Assistant, (0207 004 3209).

7 August 2015

National Grid plc (National Grid)

Notification of Major Interest in National Grid Ordinary Shares

National Grid received on 7 August 2015 a notification by way of Form TR-1 from Competrol International Investments Limited (“Competrol”), regarding total return equity swaps with an expiration date of 21 July 2016.
The notification confirmed that following the announcement of National Grid’s total voting rights on 5 August 2015, Competrol’s total interest in National Grid ordinary shares represented 3.98% of the total issued share capital, a total of 149,414,285 shares (previously notified to National Grid on 5 August 2015, at 4.01%, a total of 149,414,285 shares).

This notice is in compliance with National Grid’s obligations under the Disclosure and Transparency Rules.

David Whincup
Company Secretarial Assistant
0207 004 3209

National Grid plc (“NG”)

Friday 7 August 2015

Notification of Directors’ Interests

NG SHARE INCENTIVE PLAN (the “SIP”)

Under the SIP, operated through Ogier Corporate Services (UK) Ltd as Trustee, employees may acquire NG ordinary shares by regular monthly contributions. The current monthly purchase of 36,384 NG ordinary shares, on 7 August, under the scheme was confirmed by the Trustee today, at a price of 859.729 pence per share, on behalf of some 2,777 participants.

The following Executive Directors of NG are beneficiaries of the shares purchased on their behalf:

Director	Shares purchased in SIP
Steve Holliday	17 Ordinary Shares

Andrew Bonfield	17 Ordinary Shares

John Pettigrew	17 Ordinary Shares

The Directors total interests after these events are:

Director	Resulting total interest
Steve Holliday	2,661,015 Ordinary Shares

Andrew Bonfield	1,171,942 Ordinary Shares

John Pettigrew	639,170 Ordinary Shares

Contact: Robin Kerner, Assistant Secretary, Shareschemes (0207 004 3223).

5 August 2015

National Grid plc (National Grid)

Transaction in Own Shares

National Grid announces that it has purchased the following number of its ordinary shares of 11 17/43p each on the London Stock Exchange.

Date of purchase:	5 August 2015

Number of ordinary shares purchased:	340,458

Price paid per share (pence):	853.5198

National Grid intends to hold the purchased shares in treasury.

Following the purchase of these shares, National Grid holds 168,968,433 of its ordinary shares in treasury and has 3,751,713,236 ordinary shares in issue (excluding treasury shares).

Contact: D Whincup, Company Secretarial Assistant, (0207 004 3209).

National Grid plc (‘National Grid’)
5 August 2015

Notification of Directors’ Interests
- Dividend Reinvestment and Share

Following payment of the National Grid final 2014/15 dividend on 5 August 2015, National Grid received notification on 5 August 2015 that the following purchases of National Grid ordinary shares to reinvest dividends paid had been made on behalf of Sir Peter Gershon and Lady Eileen Gershon, in London on 5 August 2015, at a price of 857.26 pence per share; 817 shares on behalf of Sir Peter Gershon and 143 shares on behalf of Lady Eileen Gershon.

National Grid received further notification today that Sir Peter Gershon acquired a joint interest with Lady Eileen Gershon of 1,641 ordinary shares in National Grid, in London on 5 August 2015, allotted under the terms of the Scrip Dividend Scheme at the Scrip Dividend Reference Price of 857.46 pence per share.

Following these changes Sir Peter Gershon has an interest in 82,051 ordinary shares in National Grid.

National Grid also received notification on 5 August 2015 that Jonathan Dawson acquired an interest in a total of 826 ordinary shares in National Grid, in London on 5 August 2015, allotted under the terms of the Scrip Dividend Scheme at the Scrip Dividend Reference Price of 857.46 pence per share to Mrs Anne Dawson.

Following these changes Jonathan Dawson has an interest in 36,005 ordinary shares in National Grid.

This announcement is made pursuant to the Disclosure and Transparency Rule 3.1.4.

Contact: D Whincup, Company Secretarial Assistant
0207 004 3209

5 August 2015

National Grid plc (National Grid)

Notification of Major Interest in National Grid Ordinary Shares

National Grid received on 5 August 2015 a notification by way of Form TR-1 from Competrol International Investments Limited (“Competrol”), regarding total return equity swaps with an expiration date of 21 July 2016.
The notification confirmed that following the announcement of National Grid’s total voting rights on 3 August 2015, Competrol’s total interest in National Grid ordinary shares represented 4.01% of the total issued share capital, a total of 149,414,285 shares (previously notified to National Grid on 18 July 2014, at 3.99%, a total of 149,414,285 shares).

This notice is in compliance with National Grid’s obligations under the Disclosure and Transparency Rules.

David Whincup
Company Secretarial Assistant
0207 004 3209

4 August 2015

National Grid plc (National Grid)

Transaction in Own Shares

National Grid announces that it has purchased the following number of its ordinary shares of 11 17/43p each on the London Stock Exchange.

Date of purchase:	4 August 2015

Number of ordinary shares purchased:	619,542

Price paid per share (pence):	852.5389

National Grid intends to hold the purchased shares in treasury.

Following the purchase of these shares, National Grid holds 168,627,975 of its ordinary shares in treasury and has 3,723,063,925 ordinary shares in issue (excluding treasury shares).

Contact: D Whincup, Company Secretarial Assistant, (0207 004 3209).